CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Annual Report on Form 40-F of Apex Critical Metals Corp. for the year ended July 31, 2026 and in the Registration Statement on Form F-10 (No. 333-298319) of our report dated October 29, 2026 relating to the consolidated financial statements of Apex Critical Metals Corp., appearing in the Consolidated Financial Statements for the year ended July 31, 2026.

Yours truly,

/s/ De Visser Gray LLP

Chartered Professional Accountants

Vancouver, Canada

October 29, 2026